UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
FIRST NATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.25 PER SHARE
(Title of Class of Securities)
32106V107
(CUSIP Number)
M. SHANE BELL, FIRST NATIONAL CORPORATION, 112 WEST KING STREET, STRASBURG, VIRGINIA 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JUNE 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 32106V107	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Wilkins, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 72,797
BENEFICIALLY	8	SHARED VOTING POWER 76,924
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 72,797
PERSON WITH	10	SHARED DISPOSITIVE POWER 76,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,721
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

FOR

JAMES R. WILKINS, III

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of First National Corporation, 112 West King Street, Strasburg, Virginia 22657 (the “Issuer”).

Item 2.  Identity and Background

(A)

James R. Wilkins, III

(B)

1016 Lake St. Clair Drive, Winchester, Virginia 22603.

(C)

Mr. Wilkins is President of Silver Lake Properties, Inc. and General Partner of Wilkins Investments, LP and Wilkins Enterprises, LP, all of which are real estate development and management companies with offices located at 13 South Loudoun Street, Winchester, Virginia 22601.  He is also a director of the Issuer.

(D)

During the last five years, Mr. Wilkins has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Wilkins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)

Mr. Wilkins is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used by James R. Wilkins, III in acquiring beneficial ownership of shares of Common Stock are as follows:

From May 1999 to March 2001, Wilkins Investments, LP (of which Mr. Wilkins is a general partner) purchased 13,000 shares of Common Stock on the open market for approximately $348,700.  In February 2002, Wilkins Investments, LP purchased 2,000 shares of Common Stock on the open market for approximately $66,500.  On April 30, 2003, there was a two-for-one stock split of Common Stock.  From August 2003 to September 2004, Wilkins Enterprises, LP purchased 8,462 shares of Common Stock on the open market for approximately $300,558.  On April 29, 2005, there was a two-for-one stock split of Common Stock.  Accordingly, Wilkins Investments, LP (and thus Mr. Wilkins) now beneficially owns 76,924 shares of Common Stock.

In May 2001, Mr. Wilkins became a director of the Issuer.  From June 2001 to October 2002, Mr. Wilkins purchased a total of 12,678 shares of Common Stock on the open market for approximately $466,021 with personal funds.  On April 30, 2003, there was a two-for-one stock split of Common Stock.  From December 2004 to February 2005, Mr. Wilkins purchased a total of 4,314 shares of Common Stock on the open market for approximately $182,305 with personal funds.  On April 29, 2005, there was a two-for-one stock split of Common Stock.  From May 2005 to June 2005, Mr. Wilkins purchased 12,657 shares of Common Stock on the open market for approximately $321,369 with personal funds.  Accordingly, Mr. Wilkins now owns directly 71,997 shares of Common Stock of the Issuer.

In August 2003, Mr. Wilkins, as Custodian for his son, purchased 400 shares of Common Stock on the open market for approximately $10,800 with personal funds.  On April 29, 2005, there was a two-for-one stock split of Common Stock.  Accordingly, Mr. Wilkins now beneficially owns, as Custodian, 800 shares of Common Stock.

Item 4.  Purpose of Transaction

James R. Wilkins, III has acquired shares of Common Stock for investment purposes.

There are no plans or proposals that Mr. Wilkins may have that relate to or would result in:

(A)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)

A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)

Any material change in the present capitalization or dividend policy of the Issuer;

(F)

Any other material change in the Issuer’s business or corporate structure;

(G)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(A)

The aggregate number and percentage of Common Stock beneficially owned by Mr. Wilkins are 149,721 shares and 5.1%, respectively.

(B)

Mr. Wilkins has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 72,797 shares identified pursuant to Item 5(A).  Mr. Wilkins is a partner of an entity that holds 76,924 shares, and thus Mr. Wilkins has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 76,924 shares identified pursuant to Item 5(A).

(C)

The following table discloses the transactions in Common Stock during the past 60 days by Mr. Wilkins:

Date	Type of Transaction	Number of Shares	Price Per Share
5/25/05	Purchase in open market	1,000	$25.20
	(James R. Wilkins, III)
5/27/05	Purchase in open market	1,700	$25.50
	(James R. Wilkins, III)
6/8/05	Purchase in open market	1,561	$25.80
	(James R. Wilkins, III)
6/9/05	Purchase in open market	2,710	$25.60
	(James R. Wilkins, III)
6/15/05	Purchase in open market	4,400	$25.10
	(James R. Wilkins, III)
6/21/05	Purchase in open market	1,286	$25.45
	(James R. Wilkins, III)

(D)

Mr. Wilkins is a general partner in Wilkins Investments, LP (with James R. Wilkins, Jr.), which holds shares of Common Stock.  He, therefore, shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the      Issuer

James R. Wilkins, III is a director of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date:  June 23, 2005

/s/ James R. Wilkins, III

James R. Wilkins, III

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).